Exhibit 99.1

E-Home Household Service Holdings Limited Regains Compliance with Nasdaq’s Minimum Bid Price Rule

Fuzhou, China, October 24, 2022 (GLOBE NEWSWIRE) -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, announced that it has regained compliance with the minimum bid price requirement under the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

On October 18, 2022, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s common shares has been $1.00 per share or greater for 10 consecutive trading days, from October 4, 2022 to October 17, 2022. Hence, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company provides integrated household services, including 1) installation and maintenance of (smart) home appliances; 2) Housekeeping, nanny and cleaning services; 3) online elderly care + home-based elderly care; 4) Hospital care; 5) Nannies as e-commerce influencers.

After years of development, the Company has formed two main services and four auxiliary services targeting at individual consumers (ToC) and business clients (ToB). 1) The ToC business focuses on nanny, maternity care, home-based elderly care and cleaning, and household comprehensive service supplemented by other housekeeping services. At present, E-Home has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and rental business of cleaning robotic equipment. Four auxiliary services include 1) docking and application of metaverse technology to housekeeping and cleaning services; 2) online and offline sales of medicine and health food (including e-commerce services with nannies as influencers); 3) training on nannies and nursing workers to engage in offline health care services; 4) human resources (flexible employment).

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of “solving every issue of customers with care and diligence. “, and to the code of conduct of “doing everything well with care and diligence”. The Company aims to set the benchmark of the household service industry. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086